FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued:
 Tuesday 6 October 2009,

London UK

GlaxoSmithKline update: Government orders for pandemic (H1N1) 2009 vaccine

GSK is committed to supporting governments and health authorities around the world respond to the pandemic (H1N1) 2009 influenza strain.

The company today provided an update on orders received for its pandemic (H1N1) adjuvanted vaccine.

On the 4th August, GSK confirmed that it had contracts in place to supply 291 million doses of the vaccine and had a variety of agreements in place with the US Government to supply pandemic products worth $250 million.

Since that date, 22 government orders have been agreed to supply a further 149 million doses of the vaccine.
This now brings the total number of doses ordered for GSK's pa ndemic vaccines to 440 million.
 Discussions continue with governments for further supplies.

First supplies of the vaccine will be shipped to governments during the week commencing 5th October. Shipments of the vaccine will be delivered in both the fourth quarter of 2009 and the first half of 2010.

The vaccine deliveries are contingent on a number of factors including government import/export regulations, regulatory approvals, approvals for outsourced packaging and filling as well as testing required by reference laboratories.

GSK will continue to provide regular updates to governments relating to delivery schedules to support them in planning their vaccination programmes.

Further information on GSK's development of vaccines to protect against pandemic (H1N1) 2009, including explanation of the development process and background information on adjuvants is available on:
http://www.gsk.com/media/pandemic-flu.htm

SM Bicknell
Company Secretary
6 October 2009

GlaxoSmithKline
 - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.
  For further information please visit
www.gsk.com

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Lisa Behrens	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 6,  2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc